UCI HOLDINGS LIMITED

LEVEL NINE    148 QUAY STREET    PO BOX 3515    AUCKLAND 1140    NEW ZEALAND

TELEPHONE (64-9) 366 6259    FAX (64-9) 366 6263

March 4, 2015

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Notice of disclosure filed in Exchange Act Annual Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 13(r) of the Securities Exchange Act of 1934, as amended, as added by Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012, notice is hereby provided that UCI Holdings Limited has included disclosure with respect to certain activities described in Section 13(r) in its Annual Report on Form 20-F for the year ended December 31, 2014 which was filed with the U.S. Securities and Exchange Commission on March 4, 2015. The disclosure can be found on page 67 of the Annual Report on Form 20-F and is incorporated by reference herein.

Very truly yours,

UCI Holdings Limited

/s/ Keith Zar
Keith Zar
Group Legal Counsel